Exhibit 99.1

Pembina Pipeline Corporation
Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, January 7, 2014 - Pembina Pipeline Corporation (“Pembina” or the “Company”) (TSX: PPL; NYSE: PBA) today announced that as a result of strong investor demand for its previously announced offering of cumulative redeemable rate reset class A preferred shares, Series 5 (the “Series 5 Preferred Shares”), the size of the offering has been increased to 10 million shares. The offering no longer includes the previously granted underwriters’ option. The aggregate gross proceeds will be $250 million.

The holders of Series 5 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.25 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, yielding 5.00 per cent per annum, for the initial fixed rate period to but excluding June 1, 2019. The first quarterly dividend payment date is scheduled for March 1, 2014. The dividend rate will reset on June 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 3.00 per cent. The Series 5 Preferred Shares are redeemable by Pembina, at its option, on June 1, 2019 and on June 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends.

The holders of Series 5 Preferred Shares will have the right to convert their shares into cumulative redeemable floating rate class A preferred shares, Series 6 (the “Series 6 Preferred Shares”), subject to certain conditions, on June 1, 2019 and on June 1 of every fifth year thereafter. The holders of Series 6 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Pembina, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 3.00 per cent.

Proceeds from the offering will be used to partially fund Pembina’s 2014 capital expenditure program, including capital expenditures relating to Pembina’s current expansion and growth projects, to reduce indebtedness under the Company's credit facilities, and for general corporate purposes of the Company and its affiliates.

Closing of the offering is expected on January 16, 2014, subject to customary closing conditions.

The offering is being made by means of a prospectus supplement under the short form base shelf prospectus filed by the Company on February 22, 2013 in each of the provinces of Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold within the United States.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain. Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as “plans”, “expects”, “proposes”, “projects”, “will”, “estimates”, “anticipates”, “develop”, “could” and similar expressions suggesting future events or future performance.

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as “to be”, “expects”, “projects” and similar expressions.

In particular, this news release contains forward-looking statements and information relating to the planned use of proceeds, Pembina's growth projects and size of and timing for the offering. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading “Risk Factors” in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2012, which can be found at www.sedar.com. In addition, the closing of the offering may not be completed, or may be delayed, if the conditions to the closing of the offering are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the offering will not be completed within the anticipated time, on the terms currently proposed, or at all. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

For further information:

Investor Inquiries:

Scott Burrows

Vice President, Capital Markets

(403) 231-3156

1-855-880-7404

e-mail: investor-relations@pembina.com